Exhibit 99.6

[EXECUTION COPY]

LIMITED WAIVER, AMENDMENT AND RETENTION OF RIGHTS

ACKNOWLEDGMENT AGREEMENT

THIS AGREEMENT is dated as of August 15, 2014 between Penn West Petroleum Ltd. (the “Company”) and each noteholder (each a “Noteholder” and, collectively, the “Noteholders”) under the Note Purchase Agreement dated December 2, 2010 among the Company and the Purchasers listed in Schedule A attached thereto as holders of the outstanding senior guaranteed notes of the Company issued thereunder (as amended, restated, supplemented or otherwise modified from time to time, the “Note Agreement”).

PREAMBLE:

A. Capitalized terms used in this Agreement without express definition shall have the same meanings as are ascribed to such terms in the Note Agreement and section references herein are to sections of the Note Agreement.

B. The Company has issued a press release on July 29, 2014 (the “Press Release”) announcing that the Audit Committee of the Company’s Board of Directors is conducting a voluntary internal review of certain of its accounting practices and that the Board of Directors of the Company has concluded that certain of the Company’s historical financial statements for the 2012 and 2013 fiscal years of the Company and the quarterly financial statements for its first fiscal quarter of 2014 (the “Relevant Periods”) must be restated (the “Restatement Decision”).

C. The Company has delivered a notice to each Noteholder under Section 7.1(d) advising that as a result of the Restatement Decision, the Company is in Default under: (a) Sections 7.1(a) and 7.1(b) (as they relate to the statement that the financial statements be prepared in accordance with GAAP) (the “Financial Reporting Default”), and (b) Section 9.6 in respect of the requirement of the Company to maintain books and records of account in accordance with GAAP (the “Covenant Default”, and together with the Financial Reporting Default, the “Specified Defaults”). Under the terms of Section 11, each Specified Default has a cure period of 30 days after a Responsible Officer obtains actual knowledge of such default (the “Cure Period”).

D. The Company’s ongoing internal review in connection with the Restatement Decision may include the review of financial statements prepared for periods prior to the Relevant Periods (“Pre-Relevant Period Financial Statements”) that may result in the Company becoming aware of Defaults or Events of Default under (a) Sections 5.1(e), 5.2(e), 7.1(a) and 7.1(b) (as they relate to the requirement that such Pre-Relevant Period Financial Statements be prepared in accordance with GAAP, and certifications to that effect in certificates of officers delivered pursuant to Section 7.2), and (b) Section 9.6 in respect of the requirement of the Company to maintain books and records of account in accordance with GAAP (each, a “Pre-2012 Default” and collectively with the Specified Defaults, the “Applicable Defaults”).

E. The Company is party to an amended and restated credit agreement dated May 6, 2014 (the “Credit Agreement”) between the Company, as borrower, the financial institutions and other persons party thereto as lenders (the “Lenders”) and Canadian Imperial Bank of Commerce, as agent of the Lenders (the “Agent”).

F. The accounting practices causing the Restatement Decision have resulted in one or more defaults under the Credit Agreement (each a “Restatement Decision Credit Agreement Default”) and each such default is subject to a cure period of 30 days after the giving of notice thereof by the Agent to the Company, or such later date as the Lenders and the Agent may agree in accordance with the Credit Agreement (the “Credit Agreement Cure Period”). The Agent has provided such notice to the Company (the “Credit Agreement Default Notice”) and a copy of such notice has been provided to each Noteholder. The Company, the Agent and the Lenders have entered into a limited waiver agreement (the “Bank Waiver Agreement”) in respect of the Restatement Decision Credit Agreement Default and a copy of the Bank Waiver Agreement has been provided to each Noteholder.

G. The Company is a party to six other Note Agreements (the “Other Note Agreements”) having terms substantially the same as the Note Agreement, and there exists, under each one, defaults that are substantially equivalent to the Applicable Defaults (“Restatement Decision Other Note Agreement Defaults”), having a cure period substantially the same as the Cure Period (the “Other Note Agreement Cure Periods”).

H. In accordance with Section 18.1, the agreements contained herein require the approval of the Required Holders.

I. Subject to the terms and provisions hereof, the Company has requested that the Noteholders agree to a limited waiver of the Pre-2012 Defaults, to extend the date by which quarterly financial statements are due for the second fiscal quarter of 2014, to extend the Cure Period and to amend certain terms and provisions of the Note Agreement.

AGREEMENT:

NOW THEREFORE in consideration of the premises, the covenants and the agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged between the parties, the parties agree as follows:

1.	The Noteholders agree to extend the Cure Period to the earliest of:

(a)

the earlier of: (i) October 14, 2014, and (ii) the date by which the Company must under applicable Law deliver its quarterly financial statements for the second fiscal quarter of 2014 (the “Extended Delivery Date”);

(b)	the earlier of (i) the last day of the Credit Agreement Cure Period or (ii) the Other Note Agreement Cure Periods;

(c)	the date that any Event of Default (other than, for certainty, one that results from an Applicable Default maturing into an Event of Default) occurs under the Note Agreement; and

(d)	the date that the Company is in breach of any of its obligations hereunder (which for certainty shall also constitute an Event of Default under the Note Agreement);

(the “Extended Cure Period”).

2.

Notwithstanding anything else set forth in the Note Agreement or the other Financing Agreements and notwithstanding the Applicable Defaults, the Noteholders waive the Pre-2012 Defaults, if any, during the Extended Cure Period. For certainty, subject to the deemed cure set forth in Section 10 of this Agreement, the foregoing waiver expires as at the end of the Extended Cure Period.

3.

The Noteholders agree that, notwithstanding Section 7.1(a), the due date of the delivery of the Company’s quarterly unaudited consolidated financial statements for the second fiscal quarter of the 2014 fiscal year is hereby extended from August 29, 2014 to the earlier of: (a) the Extended Delivery Date; and (b) the date that such financial statements are due under the Credit Agreement, including any extension thereof consented to by the Lenders and Agent in accordance with the Credit Agreement (the “Outside Financial Statement Delivery Date”).

4.

The Company covenants and agrees that it will deliver restated financial statements for the Relevant Periods that are prepared in accordance with GAAP (and otherwise in accordance with Sections 7.1(a) and (b)) to the Noteholders by no later than the Outside Financial Statement Delivery Date and, concurrently with the delivery thereof, the Company will also deliver to the Noteholders a certificate of a Senior Financial Officer in accordance with Section 7.2 showing compliance with, and the detailed calculation of, each of the financial covenants set forth in Sections 10.5 and 10.6 and in the Credit Agreement, in each case as at the end of each of the Company’s fiscal quarters during the Relevant Periods.

5.

The Company agrees that the waivers and amendments set forth herein are conditional upon, and will not take effect until, the Company pays to each Noteholder a waiver fee equal to [Redacted] basis points based on aggregate principal amount of the Notes held by such Noteholder.

6.

The Company represents and warrants to each Noteholder that (a) to the best of its knowledge after reasonable inquiry, the Press Release discloses all material information related to the Restatement Decision and it is not aware of any omission of any material fact related thereto which renders such information incomplete or misleading in any material way, (b) it has not delivered notice of a Restatement Decision Credit Agreement Default to the Agent or any Lender or received notice of a Restatement Decision Credit Agreement Default from the Agent or any Lender, other than the Credit Agreement Default Notice, (c) it has not delivered notice of a Restatement Decision Other Note Agreement Default to a holder of a note under the Other Note Agreements or received notice of a Restatement Decision Other Note Agreement Default from any holder of a note under the Other Note Agreements, other than a notice equivalent to the one delivered to the Noteholders under the Note Agreement, (d) no material actions, suits or other litigation proceedings have been commenced against the Company related to the

Restatement Decision, except as otherwise disclosed in writing by the Company to the Noteholders, and (e) other than Pre-2012 Defaults, if any, there are no other Defaults or Events of Default (other than the Specified Defaults) in existence as of the date hereof.

7.

Without limiting the existing notice and information requirements in the Note Agreement, the Company covenants and agrees that it will provide to each Noteholder: (a) a copy of any further notice of a Restatement Decision Credit Agreement Default delivered to the Agent or any Lender under the Credit Agreement forthwith upon delivery thereof as well as a copy of any notices or other written communications from or on behalf of the Agent or the Lenders relating to the waiving of any Restatement Decision Credit Agreement Default, the declaring of a Restatement Decision Credit Agreement Default or an event of default under the Credit Agreement, or the acceleration of any amounts owing under the Credit Agreement, and the equivalent under any Other Note Agreement, in each such case forthwith upon receipt thereof; (b) a copy of any further waiver, amendment or consent provided by the Agent and the Lenders in respect of the Restatement Decision Credit Agreement Default (a “Credit Agreement Waiver”) and the equivalent under any Other Note Agreement; (c) copies of any notices or written updates provided to any Governmental Authority in connection with the Restatement Decision and the underlying facts related thereto, and (d) any further material information related to the Restatement Decision and the underlying facts related thereto (including if a determination is made that the magnitude of the change in reported net income is different from what was set forth in the Press Release) forthwith upon the Company becoming aware thereof, provided that such information shall be subject to the confidentiality provisions of Section 21 (and not subject to Section 7.4). In addition, the Company covenants and agrees that it will not declare or make any dividend or similar Distributions to its shareholders until the Applicable Defaults have been deemed to be cured under Section 10 hereof, without the prior consent of the Required Holders (following which, for certainty, the requirements in the Note Agreement with respect to Distributions shall continue to apply).

8.

The Company also covenants and agrees that during the Extended Cure Period it will not exercise any right it may have to (a) permanently reduce the amount of the credit facility available to it under the Credit Agreement from that available to it on the date hereof, as such amount is provided in Section 2 of the Bank Waiver Agreement, or (b) repay any termination amounts owing under any Hedging Agreement (as that term is defined in the Credit Agreement), in either case without the prior written consent of the Required Holders.

9.

The parties agree that if and to the extent that a Credit Agreement Waiver is delivered to the Company in respect of the Restatement Decision Credit Agreement Default and such waiver results in (a) any one or more of the Company or any Restricted Subsidiary being subject to any one or more restrictive conditions, covenants or terms or events of default that are not already provided for in this Agreement or the Financing Agreements or (b) any one or more of the Company or any Restricted Subsidiary being required to pay any additional consideration or waiver or similar fees in excess of the fees provided for herein (on a percentage basis), then (i) such more restrictive conditions, covenants, terms or events of default shall be automatically incorporated by reference in this Agreement as if set forth fully herein, mutatis mutandis, and no such provision may thereafter be waived, amended or modified under this Agreement, except in accordance with the provisions of the Note Agreement, and/or (ii) such additional consideration or waiver or similar fees shall be payable to each Noteholder; provided, for greater certainty, this Clause 9 shall not apply in any manner in regards to the Bank Waiver Agreement as currently in place and the terms and conditions included therein, and shall not limit or affect the existing provisions of the Note Agreement.

10.

The Applicable Defaults will each be deemed to be cured upon delivery by the Company of the restated financial statements for the Relevant Periods prior to the end of the Extended Cure Period if (a) such restated financial statements do not disclose or result in any Material Adverse Effect, (b) no Default or Event of Default (other than the Applicable Defaults deemed to be cured hereby) exists at such time and the Company provides a certificate to each Noteholder confirming the same, (c) the Restatement Decision Credit Agreement Default has been unconditionally cured or otherwise permanently waived by the Agent and the Lenders, and (d) no Default or Event of Default (as defined in the Other Note Agreements) exists under the provisions of the Other Note Agreements. For certainty, if the Applicable Defaults have not been cured by the end of the Extended Cure Period, an Event of Default shall exist at such time.

11.

The Company and each Noteholder agree to amend (a) Section 7.1(a) by deleting the reference to “60 days” therein and replacing it with “45 days” and (b) Section 7.1(b) by deleting the reference to “120 days” therein and replacing it with “90 days”.

12.	This Agreement is a Financing Agreement for purposes of the Note Agreement.

13.	This Agreement shall be effective and binding on the Company and the Noteholders upon it being executed by the Company and the Required Holders.

14.

Except for the amendments and waivers expressly requested herein and for the limited purposes herein, provision of the waiver described herein shall not waive, limit or affect any other provision of the Note Agreement or other Financing Agreements, all of which continue in full force and effect.

15.

The waiver set forth herein shall not constitute an agreement, waiver or consent to any other event, circumstance, matter or thing other than the matters expressly described herein and is without prejudice to any of the rights or remedies of the Noteholders under the Note Agreement or any other Financing Agreement, and shall not extend to any other matter, provision or breach of, or Default or Event of Default under, the Note Agreement. For certainty, the waivers set forth herein shall not apply in respect of any Default or Event of Default (a) related to a breach of any negative covenants set forth in Section 10 that would result from the corrected information in the restated financial statements for the Relevant Periods that the Company will hereafter be delivering as described in the Press Release, or (b) any cross default or cross acceleration under Section 11(f) resulting from a Restatement Decision Credit Agreement Default that may hereafter be declared under the Credit Agreement or from a Restatement Decision Other Note Agreement Default that may hereafter be declared under the Other Note Agreements.

16.

This Agreement shall be construed in connection with and as part of the Note Agreement, and except as modified and expressly amended by this Agreement, all terms, conditions and covenants contained in the Note Agreement and the Notes are hereby ratified and shall be and remain in full force and effect. For certainty, nothing herein shall be construed as a novation of the Notes or the indebtedness or obligations represented thereby or by the Note Agreement as amended by this Agreement, and the terms of the Notes shall not be and shall not be deemed to be, rescinded, converted or substituted.

17.

The Company will from time to time forthwith at any Noteholder’s request and at the Company’s own cost and expense make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by a Noteholder and as are consistent with the intention of the parties as evidenced herein, with respect to all matters arising under this Agreement.

18.

This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta excluding choice of law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

19.

This Agreement may be executed in any number of counterparts (including by facsimile or other electronic transmission), each of which when executed and delivered will be deemed to be an original, but all of which when taken together constitutes one and the same instrument. Any party may execute this Agreement by signing any counterpart.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

PENN WEST PETROLEUM LTD.

as Company

By:  (Signed) “David A. Dyck”

Name:	David A. Dyck
Title:	Senior Vice President and Chief

Executive Officer

By:  (Signed) “Sherry A. Wendt”

Name:	Sherri A. Wendt
Title:	Corporate Secretary and Senior Counsel

SUBSIDIARY GUARANTOR CONFIRMATION:

PENN WEST PETROLEUM, by its managing partner,

Penn West Petroleum Inc.

By:  (Signed) “David A. Dyck”

Name:	David A. Dyck
Title:	Senior Vice President and Chief

Executive Officer

By:  (Signed) “Sherry A. Wendt”

Name:	Sherri A. Wendt
Title:	Corporate Secretary and Senior Counsel

PENN WEST PROP LIMITED PARTNERSHIP, by general partner,

Penn West Petroleum Ltd.

By:  (Signed) “David A. Dyck”

Name:	David A. Dyck
Title:	Senior Vice President and Chief

Executive Officer

By:  (Signed) “Keith Luft”

Name:	Keith Luft
Title:	General Counsel and

Senior Vice President

PENN WEST PROP HOLDCO LTD.

By:  (Signed) “David A. Dyck”

Name:	David A. Dyck
Title:	Senior Vice President and Chief

Executive Officer

By:  (Signed) “Keith Luft”

Name:	Keith Luft
Title:	General Counsel and

Senior Vice President

PENN WEST SANDHILL CRANE LTD.

By:  (Signed) “David A. Dyck”

Name:	David A. Dyck
Title:	Senior Vice President and Chief

Executive Officer

By:  (Signed) “Keith Luft”

Name:	Keith Luft
Title:	General Counsel and

Senior Vice President

PENN WEST NORTHERN HARRIER PARTNERSHIP

By:  (Signed) “David A. Dyck”

Name:	David A. Dyck
Title:	Senior Vice President and Chief

Executive Officer

By:  (Signed) “Keith Luft”

Name:	Keith Luft
Title:	General Counsel and

Senior Vice President

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